

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

SUPPL

7th May 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


03050730

Dear Sirs

Dairy Farm International Holdings Limited
- 2003 Annual General Meeting

We enclose for your information a notification dated 7th May 2003 in respect of the above Company, which was lodged with the UK Listing Authority on 7th May 2003.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

encl.

dlw 5/27

RNS | The company news service from the London Stock Exchange



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Company	Dairy Farm International Hldgs Ltd
TIDM	DFI
Headline	Result of AGM
Released	14:11 7 May 2003
Number	8004K

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED (the "Company")

Result of AGM

Please be advised that at the Annual General Meeting of the Company held today, all resolutions as set out in the Notice of Annual General Meeting dated 27 March 2003 were duly passed.

A V SEBASTIAN, Matheson & Co., Limited,
London Secretaries of Dairy Farm International Holdings Limited

Date of notification – 7 MAY 2003

www.jardines.com

END

